Exhibit 99.1

ADVANTAGE ENERGY INCOME FUND

Information Circular - Proxy Statement

dated May 23, 2008

For the Annual General and Special Meeting of Unitholders

to be held on June 27, 2008

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Advantage Energy Income Fund (the “Trust”, the “Fund” or “Advantage”), for use at the Annual General and Special Meeting of the holders (the “Unitholders”) of trust units (“Trust Units”) of the Trust (the “Meeting”) to be held on the 27th day of June, 2008 at 3:00 p.m. (Calgary time) in the Alberta Room of the Fairmont Palliser, 133 – 9th Avenue S.W., Calgary, Alberta and at any adjournment thereof, for the purposes set forth in the Notice of Annual General and Special Meeting.

Information provided in this Information Circular - Proxy Statement is given as of May 23, 2008, unless otherwise stated herein.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the “Trustee”), has fixed the record date for the Meeting at the close of business on May 23, 2008 (the “Record Date”). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even if the Unitholder has since disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his/her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of Advantage Oil & Gas Ltd. (“AOG” or the “Corporation”), the administrator of the Trust. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust. Such Trust Units will likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. Beneficial Unitholders are requested to complete and return the Voting Instruction Form forwarded to them by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his/her officer or attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of AOG. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of AOG, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual General and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated April 17, 2001, as amended by the First Supplemental Indenture dated as of May 22, 2001, between the Trustee and Advantage Oil & Gas Ltd. and 687371 Alberta Ltd. as the settlor and as further amended and restated as of June 25, 2002, May 28, 2003, May 26, 2004, April 27, 2005, December 13, 2005, June 23, 2006 and December 13, 2007 (collectively, the “Trust Indenture”).

The Trust is authorized to issue an unlimited number of Trust Units. As at May 23, 2008, 139,861,549 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at May 23, 2008, the Corporation also had $5,392,000 principal amount of 9.0% convertible unsecured subordinated debentures due August 1, 2008 (the “9.0% Debentures”) convertible at $17.00 per Trust Unit, $29,839,000 principal amount of 8.75% convertible unsecured subordinated debentures due June 30, 2009 (the “8.75% Debentures”) convertible at $34.67 per Trust Unit, $4,867,000 principal amount of 8.25% convertible unsecured subordinated debentures due February 1, 2009 (the “8.25% Debentures”) convertible at $16.50 per Trust Unit, $15,528,000 principal amount of 8.0% convertible unsecured subordinated debentures due December 31, 2011 (the “8.0% Debentures”) convertible at $20.33 per Trust Unit, $46,766,000 principal amount of 7.75% convertible unsecured subordinated debentures due December 1, 2011 (the “7.75% Debentures”) convertible at $21.00 per Trust Unit, $52,268,000 principal amount of 7.50% convertible subordinated debentures due October 1, 2009 (the “7.50% Debentures”) convertible at $20.25 per Trust Unit and $69,927,000 principal amount of 6.50% convertible unsecured subordinated debentures due June 30, 2010 (the “6.50% Debentures”) convertible at $24.96 per Trust Unit. The 9.0% Debenture, 8.75% Debentures, 8.25% Debenture, 8.0% Debentures, 7.75% Debentures, 7.50% Debentures and 6.50% Debentures are collectively referred to as the “Debentures”).

At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, and the executive officers of AOG, there is no person or corporation which beneficially owns or controls or directs, directly or indirectly, Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The record date for the Meeting has been fixed by the Trust as May 23, 2008. The percentage of Trust Units of the Trust that are beneficially owned or controlled or directed, directly or indirectly, by the directors and officers of AOG as a group as at May 23, 2008 is approximately 2.3% (approximately 3,208,852 Trust Units). In addition, the directors and officers of AOG as a group beneficially own or control or direct, directly or indirectly, $54,000 principal amount of Debentures.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chair of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT MEETING

1.	Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada (“Computershare”) as trustee of the Trust to hold office until the end of the next annual meeting.

2.	Election of Directors of AOG

The articles of AOG provide for a minimum of three directors and a maximum of eleven directors. There are currently ten (10) directors and the Board of Directors of AOG has determined to fix the number of directors to be elected at the Meeting at ten (10) members. Unitholders will be asked to elect all ten (10) of the members of the Board of Directors of AOG by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting, the Trustee shall elect the individuals so elected by the Unitholders of the Board of Directors of AOG.

The ten (10) nominees for election as directors of AOG by Unitholders are as follows:

Stephen E. Balog

Gary F. Bourgeois

Kelly I. Drader

John A. Howard

Andy J. Mah

Ronald A. McIntosh

Sheila O’Brien

Carol D. Pennycook

Steven Sharpe

Rodger A. Tourigny

The names and provinces and countries of residence of the ten (10) persons nominated for election as directors of AOG by Unitholders, the number of Trust Units of the Trust beneficially owned or controlled or directed, directly or indirectly, the offices held by each in AOG, the time served as director, and the principal occupation of each are as follows:

Name and Province of Residence	Number of Trust Units Beneficially Owned or Controlled or Directed	Offices Held and Time as Director	Principal Occupation
Stephen E. Balog(2) Alberta, Canada	Nil	Director since August 16, 2007	President of West Butte Management Inc., a private oil and gas consulting company.

Gary F. Bourgeois Ontario, Canada	655,665	Vice President and Director since May 24, 2001	Vice President, Corporate Development of AOG and until June 23, 2006, Vice President of the Manager.

Kelly I. Drader Alberta, Canada	1,016,847	Chief Executive Officer and Director since May 24, 2001	Chief Executive Officer of AOG and until June 23, 2006, President of the Manager.

John A. Howard(2)(8) Alberta, Canada	18,991	Director since June 23, 2006	President of Lunar Enterprises Corp., a private holding company.

Name and Province of Residence	Number of Trust Units Beneficially Owned or Controlled or Directed	Offices Held and Time as Director	Principal Occupation
Andy J. Mah Alberta, Canada	75,318	President, Chief Operating Officer and Director since June 23, 2006

President and Chief Operating Officer of AOG since June 23, 2006. Prior thereto, President of Ketch Resources Ltd. since October 2005. Chief Operating Officer of Ketch Resources Ltd. from January 2005 to September 2005. Prior thereto, Executive Officer and Vice President, Engineering and Operations of Northrock Resources Ltd. from August 1998 to January 2005.

Ronald A. McIntosh(1)(2)(5) Alberta, Canada	45,529	Director since September 25, 1998(6)	Chairman of North American Energy Partners Inc., a publicly traded corporation.

Sheila O’Brien(3) Alberta, Canada	4,010	Director since March 21, 2007

From April 2004, President of Belvedere Investments and Corporate Director; from July 1998 to April 2004, Senior Vice President, Human Resources, Public Affairs, Investor and Government Relations with Nova Chemicals Corporation. Among her other accomplishments, Ms. O’Brien was designated as Member, Order of Canada in 1999.

Carol D. Pennycook(1)(3)(5) Ontario, Canada	3,000	Director since May 26, 2004	Partner at the law firm of Davies Ward Phillips & Vineberg LLP.

Steven Sharpe(3)(5) Ontario, Canada	3,945	Non-Executive Chair and Director since May 24, 2001

Since July, 2008, Senior Advisor to Blair Franklin Capital Partners, Inc., a Toronto-based investment bank which he co-founded in May, 2003. Prior to that, Mr. Sharpe was Managing Partner of Blair Franklin from its inception. Before then, he was Managing Director of The EBS Corporation, a management and strategic consulting firm.

Rodger A. Tourigny(1)(3)(5)(7) Alberta, Canada	45,570	Director since December 31, 1996(6)	President of Tourigny Management Ltd., a private oil and gas consulting company.

Notes:

(1)	Member of Audit Committee.

(2)	Member of Independent Reserve Evaluation Committee.

(3)	Member of Human Resources, Compensation and Corporate Governance Committee.

(4)	AOG does not have an executive committee of its Board of Directors.

(5)

Each of Messrs. Sharpe, McIntosh and Tourigny and Ms. Pennycook owns 37,500 Trust Unit incentive rights. See “Remuneration of Directors of AOG”. In addition, Mr. McIntosh owns $19,000 principal amount of Debentures.

(6)

The period of time served as a director of AOG includes the period of time served, where applicable, as a director of Search Energy Corp. (“Search”) prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Each of the directors were appointed directors of post reorganization Search on May 24, 2001.

(7)

Mr. Tourigny was a director of Shenandoah Resources Ltd. (“Shenandoah”) prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah’s securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah’s common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. (“Probe”) prior to its receivership and prior to the issuance of cease trade orders in respect of Probe’s securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe’s common shares were suspended from trading on the Toronto Stock Exchange (“TSX”) on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

(8)

Mr. Howard was the President, Chief Executive Officer and Director of Sunoma Energy Corp. Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for Court protection.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Advantage, other than as disclosed above, no proposed director: (i) is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including Advantage) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

3.	Approval of Amendments to the Restricted Unit Incentive Plan

Effective June 23, 2006, the Unitholders approved a restricted unit incentive plan (the “Advantage RU Plan”), which authorizes the Board of Directors to grant restricted units (“Restricted Units”) to persons who are employees, officers or directors of AOG or any of its affiliates (“Service Providers”).

The principal purposes of the Advantage RU Plan are: to retain and attract qualified directors, officers and employees, that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers and employees and to encourage such persons to remain in the employ or service of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees and directors of Advantage and its affiliates on operating and financial performance and long-term Unitholder returns.

At the Meeting, Unitholders will be asked to approve amendments to the Advantage RU Plan that are intended to, among other things, address situations where there is a “change of control” or “change of business structure” of the Trust and to clarify how awards of Restricted Units will be calculated in such circumstances as the Advantage RU Plan is currently silent on how such calculation is to be done.

Specifically, the Trust is proposing amendments (the “Proposed Amendments”) to the Advantage RU Plan: (i) to amend the defined terms “Base Salaries”, “Grant Date”, “Return Period” and “Change of Control”; (ii) to include the defined term “Change in Business Structure”; (iii) to amend the terms and conditions regarding the maximum Restricted Units and discretionary Restricted Units available for grant; (iv) to amend the current provisions providing for Board discretion to accelerate the issue date to include provisions that give the Board discretion to require any securities issued upon exchange of Trust Units or Restricted Units received under the Advantage RU Plan be placed in escrow in connection with a Change in Business Structure as an employee retention mechanism for the go forward entity; and (v) to incorporate specific amending procedures.

The specific amending provisions of the Advantage RU Plan will provide that the Advantage RU Plan may not be amended without Unitholder approval in the case of the following amendments: (A) an amendment to the Advantage RU Plan to increase the percentage of Trust Units reserved for issuance pursuant to Restricted Units in excess of the 5% limit currently prescribed; or (B) to amend the amending provision of the Advantage RU Plan. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and NYSE.

On April 15, 2008, the Board of Directors of AOG unanimously approved, subject to regulatory and Unitholder approval, the Proposed Amendments and at the Meeting, Unitholders will be asked to ratify and approve the amendments to the Advantage RU Plan.

There are currently no Restricted Units outstanding under the Advantage RU Plan.

Subject to the Proposed Amendments, the Advantage RU Plan will continue to have the features described under the heading “Report on Executive Compensation – Advantage Restricted Unit Incentive Plan” in this information circular.

The Proposed Amendments described above are qualified in their entirety by the amended Advantage RU Plan, a copy of which is attached hereto as Schedule “B”.

At the Meeting, the following ordinary resolution will be presented:

“BE IT RESOLVED, as an ordinary resolution of the Unitholders of Advantage Energy Income Fund (the “Trust”), that:

1.	the restricted trust unit incentive plan of the Trust (the “Advantage RU Plan”) be amended as follows:

(a)	by deleting the definitions of “Base Salaries”, “Grant Date” and “Return Period” and replacing these definitions with the following definitions:

“Base Salaries” means the aggregate annualized amount paid to eligible Service Providers consisting of all base salaries paid to employees (excluding variable compensation) and directors fees paid to directors for the applicable Return Period;

“Grant Date” means on or prior to January 15 in respect of the immediately prior Return Period, except in the case of a Change of Control or a Change of Business Structure, in which case the Grant Date will be the date of the Change of Control or Change of Business Structure, as applicable;

“Return Period” means the period for which the number of Restricted Units eligible for granting is calculated; which period shall be a calendar year, except (i) for the year ended December 31, 2006, in which case the Return Period shall commence on the Effective Date; and (ii) in the case of a calendar year in which a Change of Control occurs or a Change of Business Structure occurs, in which case the Return Period will commence at the beginning of that calendar year and end ten (10) trading days prior to the date of the Change of Control or Change of Business Structure, as applicable;

(b)	by including the following definition of “Change of Business Structure”:

“Change of Business Structure” means (i) any bona fide reorganization transaction pursuant to which the Unitholders of the Trust exchange their Trust Units for the securities of another entity, whether affiliated with the Trust or not, pursuant to which the Unitholders retain voting securities comprising 70% or more of the outstanding voting securities of the resulting entity; or (ii) such other similar transaction which the Board, in its sole discretion, determines to be a Change of Business Structure for the purposes of the Plan;

(c)	by deleting the following from section 3(e)(iv):

“(except where such re-arrangement is part of a bona fide reorganization of the Trust or Corporation in circumstances where the business of the Corporation is continued and where the unitholdings or shareholdings, as the case may be, remain substantially the same following the re-arrangement as existed prior to the re-arrangement)

(d)	by inserting the following at the end of section 3(e):

provided in respect of each transaction or action set forth in subsections 3(e)(i) to (vii), inclusive, such transaction or action will be deemed not to be a Change of Control if such transaction or action is also a Change of Business Structure;

(e)	by deleting sections 6(c) and 6(d) of the Advantage RU Plan and replacing these sections with the following:

(c)

Maximum Restricted Units Available for Grant - Subject to Sections 6(a) and 7(a), the number of Restricted Units eligible for grant for any applicable Return Period shall be equal to the lesser of: (i) RU Pool calculated based on the immediately prior Return Period; or (ii) 175% of the Base Salaries of all Service Providers participating in the Plan, in each case divided by the Unit Market Price at the end of the applicable Return Period;

(d)

Discretionary Restricted Units Available for Grant - Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Unitholder Return is equal to or less than zero, but the Trust has a Percentile Rank for the particular Return Period that is in the top 1/3 of the Peer Group, the Committee shall have discretion to establish an RU Pool based upon Mercer’s P50 category. Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Unitholder Return is equal to or less than zero, but the Trust has a Percentile Rank for the particular Return Period that is in the middle 1/3 of the Peer Group, the Committee shall have discretion to establish an RU Pool based upon Mercer’s P25 category.

(f)	by deleting section 7(b)(ii) of the Advantage RU Plan and replacing it with the following:

Board Discretion to Accelerate the Issue Date or Require Escrow - Notwithstanding any other provision of this Plan, the Board may, in its sole discretion: (A) accelerate the Issue Date for all or any Restricted Units at any time and from time to time; and/or (B) in the case of a Change of Business Structure, require the Grantees to deposit into escrow any securities received or to be received upon exchange of Restricted Units or Trust Units received by the Grantees under the Plan, on such terms and conditions as are prescribed by the Board from time to time.

(g)	by deleting section 12 of the Advantage RU Plan and replacing it with the following:

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of this Plan, in each case, by resolution of the Board and without approval of the Unitholders; provided however that the Plan may not be amended without Unitholder approval in the case of the following amendments: (A) an amendment to the Plan to increase the percentage of Trust Units reserved for issuance pursuant to Restricted Units in excess of the 5% limit currently prescribed; or (B) to amend the amending provision of the Plan. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchanges. Any amendment to this Plan shall take effect only with respect to Restricted Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units with the mutual consent of the Corporation and the Service Providers to whom such Restricted Units have been made.

2.

the Advantage RU Plan, as described under the heading “Report on Executive Compensation – Advantage Restricted Unit Incentive Plan” in the information circular relating to this meeting and as described above, is hereby ratified, confirmed and approved;

3.

any one officer or director of Advantage Oil & Gas Ltd. (“AOG”), the administrator of the Trust, be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution; and

4.

notwithstanding that this resolution has been duly passed by the Unitholders of the Trust, the proposed amendment to the Advantage RU Plan is conditional upon receipt of final approval from the TSX and the directors of AOG are hereby authorized and empowered to revoke this resolution, without any further approval of the Unitholders of the Trust, at any time if such revocation is considered necessary or desirable by the directors.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting on such resolution.

Unless otherwise directed, each of the persons named in the enclosed form of proxy, if named as a proxy, intends to vote for approval of the foregoing resolution ratifying and approving the Proposed Amendments.

4.	Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

KPMG LLP resigned as auditors of the Trust on September 11, 2007 and PricewaterhouseCoopers LLP was appointed the auditors of the Trust effective September 11, 2007. Please see attached as Schedule “C” to this Information Circular, the Notice of Change of Auditors, the letter from KPMG LLP, as former auditors of the Trust, and the letter from PricewaterhouseCoopers LLP, as successor auditors of the Trust.

Unitholders are hereby informed that AOG will pass a shareholders resolution in writing to elect each of the directors elected by the Unitholders as directors of AOG and to appoint the auditors of the Trust as the auditors of AOG.

Certain information regarding the audit committee, including the fees paid to the Trust’s auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Trust’s annual information form for the year ended December 31, 2007, an electronic copy of which is available on the internet on the Trust’s SEDAR profile at www.sedar.com.

EXECUTIVE COMPENSATION

Cash and Other Compensation

The information provided below relates to remuneration paid to the Corporation’s Chief Executive Officer, Chief Financial Officer and each of the Corporation’s three most highly compensated executive officers during for the years ended December 31, 2005, December 31, 2006 and December 31, 2007 (the “Named Executive Officers”). All figures are in Canadian dollars unless indicated otherwise.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation			All Other Compensation ($)
						Awards		Payouts
Name and Principal Position	Year Ended Dec. 31	Salary ($)	Bonus ($)	Other Annual Compensation		Securities Under Options/ SARs Granted (#)	Securities or Units Subject to Resale Restriction ($)	LTIP Payouts ($)
Kelly I. Drader(1)	2007	190,550	Nil	Nil		Nil	Nil	Nil	Nil
Chief Executive	2006	190,672	Nil	Nil		Nil	Nil	Nil	Nil	(4)
Officer	2005	190,550	Nil	Nil		Nil	Nil	Nil	Nil
Andy J. Mah(2)	2007	375,000	400,000	Nil		Nil	Nil	Nil	Nil
President and Chief	2006	167,385	400,000	Nil		Nil	Nil	Nil	Nil
Operating Officer
Peter Hanrahan, Vice	2007	240,000	185,000	Nil		Nil	Nil	Nil	Nil
President, Finance and	2006	186,668	150,000	18,166	(3)	Nil	Nil	Nil	Nil	(4)
Chief Financial Officer	2005	152,088	Nil	43,700	(3)	Nil	Nil	Nil	Nil
Neil Bokenfohr(2)	2007	225,000	185,000	Nil		Nil	Nil	Nil	Nil
Vice President,	2006	109,846	185,000	Nil		Nil	Nil	Nil	Nil
Exploitation
Weldon Kary	2007	215,000	185,000	Nil		Nil	Nil	Nil	Nil
Vice President,	2006	175,668	185,000	18,166	(3)	Nil	Nil	Nil	Nil	(4)
Geosciences and Land	2005	152,088	Nil	45,393	(3)	Nil	Nil	Nil	Nil

Notes:

(1)

Until June 23, 2006, Mr. Drader held economic interests in the Manager and, accordingly, received indirect compensation through amounts paid to the Manager. See “Ketch Merger - Management Internalization -Management Fees”.

(2)

Andy J. Mah joined the Corporation as President and Chief Operating Officer and Neil Bokenfohr joined the Corporation as Vice President, Exploitation effective June 23, 2006 following completion of the merger of Advantage with Ketch Resources Trust (“Ketch”). Their respective salary amounts for the year ended December 31, 2006 represent salary received from June 24, 2006 to December 31, 2006.

(3)

Represents amounts allocated to Messrs. Hanrahan and Kary pursuant to the quarterly Operating Fee (as defined below) payable to the Manager (as defined below) as further distributed to the employees of AOG. See “Management Agreement - Management Fees”. Messrs. Hanrahan and Kary also received a percentage of the Performance Fee allocated to employees of AOG. For services rendered during 2005, Messrs. Hanrahan and Kary were allocated $465,937 and $503,507, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings. For services rendered from January 1, 2006 to March 31, 2006, Messrs. Hanrahan and Kary each received $99,073, which amounts were paid in Trust Units, after reduction for applicable statutory withholdings.

(4)

These individuals received consideration in connection with the Management Internalization. Specifically, Messrs. Drader, Hanrahan and Kary received 451,213 Trust Units, 84,260 Trust Units, and 94,431 Trust Units, respectively. All such Trust Units were issued at a deemed price of $20.23 per unit and all were placed in escrow. See “Ketch Merger – Management Internalization”.

Ketch Merger – Management Internalization

On June 23, 2006, Advantage and Ketch merged under a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, each Ketch trust unit was exchanged for 0.565 of an Advantage Trust Unit. The merger was conditional on Advantage internalizing the external management structure (the “Management Internalization”) pursuant to the amended and restated management agreement among Computershare Trust Company of Canada, AOG and Advantage Investment Management Ltd. (the “Manager”) dated May 24, 2001 as amended and restated October 4, 2004 and December 30, 2005 (the “Management Agreement”) and eliminating all related fees.

Advantage reached an agreement with the Manager to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement for total consideration of 1,933,208 Trust Units valued at $39.1 million using the weighted average trading value for June 22, 2006 of $20.23 per Trust Unit. The Trust Unit consideration was placed in escrow for a three year period in an effort to ensure that Unitholders would receive continued benefit and commitment from the management team and employees receiving such payment. In addition, Advantage paid management fees and performance fees for the period from January 1, 2006 to March 31, 2006 in an amount of $3.3 million. The consideration to settle the fees consisted of $0.9 million in cash for the Operating Fee and $2.4 million as the Performance Fees which were settled through the issuance of 117,662 Trust Units. The Manager agreed to forego management fees for the period from April 1, 2006 to the closing of the Arrangement which occurred on June 23, 2006.

The following is a summary of how management fees were calculated under the Management Agreement.

Management Fees

In its role under the Management Agreement as manager and administrator of AOG and the Trust, the Manager received the following fees:

(a)

a fee (the “Operating Fee”) in an amount equal to 1.5% of Operating Cash Flow (as defined in the Management Agreement), such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 45th day following any such calendar quarter or if such day is not a business day, on the next business day; and

(b)

a fee (the “Performance Fee”) equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage (as defined in the Management Agreement) minus 8% if the Return Period (as defined in the Management Agreement) is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization (as defined in the Management Agreement) for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day, on the next business day.

In addition, the Manager had the option (subject to any necessary regulatory approval) to elect to receive all or part of the Performance Fee in Trust Units at the Unit Market Price calculated as at the end of the relevant period.

For the year ended December 31, 2005, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $10,544,306 and the Operating Fee totalled $3,665,145. In respect of the 2005 Performance Fee, the Manager elected that 100% of the fee be payable in Trust Units, resulting in the issuance of 475,262 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $6,326,583 (paid with 285,157 Trust Units) of the $1,309,855 Performance Fee for 2005 and $2,355,290 of the $10,544,306 Operating Fee for 2005 was allocated to the employees of AOG with the balance allocated to the Manager.

The Manager’s representatives who acted as employees or officers of AOG were entitled to participate in any benefit plans put in place for AOG employees (including under any incentive plan) by AOG, and were entitled to industry competitive salaries (as approved by the Board of Directors of AOG) for acting in such capacity. For the years ended December 31, 2006 and 2005, representatives of the Manager who acted as employees or officers of AOG received an aggregate of $503,654 and $503,331, in salary, respectively.

The Manager was never entitled to receive any acquisition or disposition fees.

Historically, the Operating Fee and Performance Fee referred to above (collectively, the “Management Fees”) funded all employee bonuses and incentive plans and were historically allocated such that the Manager received 66 2/3% of the Management Fees and the employees of AOG received 33 1/3% of the Management Fees. The Management Agreement was amended effective October 4, 2004 with the Performance Fee allocated such that the Manager received 60% of the Management Fees and the employees of AOG receive 40% of the Management Fees. As a result of further amendments to the Management Agreement, effective December 30, 2005, the Performance Fee was allocated by the Manager such that the Manager received 40% and the employees of AOG received 60%. Following the completion of the Arrangement, the Management Agreement was terminated. Effective June 23, 2006, each of the executive officers of AOG entered into executive employment agreements with AOG.

REPORT ON EXECUTIVE COMPENSATION

The Human Resources, Compensation and Corporate Governance Committee is comprised of Steven Sharpe (Chair), Sheila O’Brien, Carol Pennycook and Rodger Tourigny, and is charged with, among other things, a periodic review and recommendation of compensation of the executive officers of the Corporation.

Prior to the Management Internalization which was effective June 23, 2006, the compensation paid to the Manager in respect of the management and administration of Advantage and the Corporation was fixed by contract. The Management Agreement also required that certain employees of the Manager become employees and executive officers of AOG and receive equivalent employee benefits to those received by AOG’s executive officers and receive industry-competitive salaries as approved by the Board of Directors, from time to time, while they hold such positions during the term of the Management Agreement.

Prior to completion of the Arrangement, the Corporation’s compensation plan for its executive officers consisted of a base salary and bonuses. The Management Agreement required that those employees of the Manager who also serve as executive officers of the Corporation, including the Chief Executive Officer of AOG, receive industry-competitive salaries. The Human Resources, Compensation and Corporate Governance Committee, when making such salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada. The Chief Executive Officer’s salary level was within the lower end of the median range for oil and gas issuers of the size of the Corporation. The process undertaken by the Human Resources, Compensation and Corporate Governance Committee to determine the Chief Executive Officer’s salary was consistent with the terms of the Management Agreement, which required that the Chief Executive Officer receive an industry competitive salary, as approved by the Board of Directors.

Effective June 23, 2006, each of the executive officers, including the Chief Executive Officer, entered into executive employment contracts with AOG. These contracts provide for participation by the executive officer in the Advantage RU Plan, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without “just cause”, without “good reason” or upon a “change of control”. Specifically, the agreements provide that in respect of Messrs. Drader and Mah, the executive will be entitled to 1.5 times the executive’s then annual salary (the “Retirement Allowance”) plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less than the required withholdings or deductions. In addition, all escrow units will be released from escrow. For the balance of the executive officers, namely Messrs. Hanrahan, Cronkite, Bokenfohr, Kary, Bourgeois and Cairns, the entitlements are the same except that such executive officers are only entitled to one times the executive’s then annual salary and one times the average cash bonus paid over the prior two years (i.e. rather than 1.5 times such amounts, as was the case for Messrs. Drader and Mah).

Bonus Plan

The Board of Directors has discretion to pay bonuses to executive officers based upon recommendations made by the Human Resources, Compensation and Corporate Governance Committee which, after review and consideration of submissions in that regard by the Chief Executive Officer, makes a recommendation to the Board of Directors for approval. Bonuses paid to executive officers for the year ended December 31, 2007, totalled $1,080,000.

Advantage Restricted Unit Incentive Plan

Effective June 23, 2006, the Unitholders approved the Advantage RU Plan which authorizes the Board of Directors to grant Restricted Units to Advantage Services Providers. In conjunction with the adoption of the Advantage RU Plan, the Board determined that no further grants would be made pursuant to the trust unit rights incentive plan (the “Incentive Rights Plan”). In addition, pursuant to the Management Internalization, Messrs. Drader, Cairns and Bourgeois are not eligible to participate in the Advantage RU Plan until June 24, 2009.

The principal purposes of the Advantage RU Plan are: to retain and attract qualified directors, officers and employees, that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers and employees and to encourage such persons to remain in the employ of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees and directors of Advantage and its affiliates on operating and financial performance and long-term Unitholder returns.

Under the terms of the Advantage RU Plan, any Service Provider of Advantage may be granted Restricted Units. Each Restricted Unit will entitle the holder to be issued the number of Trust Units designated in the Restricted Unit and such Trust Units will vest and be issued as to one-third on the Grant Date (as defined in the Advantage RU Plan) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board. Generally, except in certain circumstances, grants of Restricted Units will take place on an annual basis on or about January 15 of each year.

A holder of a Restricted Unit may elect, subject to the consent of Advantage, that Advantage pay an amount in cash equal to the aggregate current market value of the Trust Units to which the Grantee (as defined in the Advantage RU Plan) is entitled under his or her Restricted Unit in lieu of the issue of Trust Units under such Restricted Unit. The amount payable (as adjusted in accordance with the Advantage RU Plan) to the Grantee is based on the closing price of the Trust Units on the TSX and the NYSE, or such other stock exchange on which the Trust Units are then listed and posted for trading from time to time (“Exchanges”), on the trading day immediately preceding the issue date of the Trust Units. If Advantage and the Grantee (as defined above) so agree, all or a portion of this amount may be satisfied in whole or in part by Trust Units acquired by AOG on the Exchange or from Advantage, as an issuance of treasury Trust Units, or a combination thereof provided that the total number of Trust Units that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Trust Units as at the beginning of the period.

The Advantage RU Plan provides that the maximum number of Trust Units reserved for issuance from time to time pursuant to Restricted Units shall not exceed a number of Trust Units equal to 5% of the issued and outstanding Trust Units from time to time. No single Service Provider of Advantage may be granted any Restricted Units which, together with all Restricted Units then held by such Grantee, would entitle such Grantee to receive a number of Trust Units which is greater than 5% of the issued and outstanding Trust Units, calculated on an undiluted basis. In addition: (i) the number of Trust Units issuable to insiders at any time, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders, within any one year period, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Trust Units. The number of Trust Units issuable pursuant to the Advantage RU Plan to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Trust Units.

Subject to the 5% cap indicated above and the Proposed Amendments described above, the Advantage RU Plan is also restricted by an annual maximum grant equal to the lesser of (i) the RU Pool calculated based on the immediately prior Return Period (as defined in the Advantage RU Plan) or (ii) 175% of the Base Salaries (as defined in the Advantage RU Plan) of all Service Providers participating in the Advantage RU Plan, in each case divided by the Unit Market Price (as defined in the Advantage RU Plan) at December 31 of the applicable Return Period. The “RU Pool” is defined in the Advantage RU Plan as the Market Capitalization (as defined in the Advantage RU Plan) for the Return Period multiplied by the Participation Factor (defined in the Advantage RU Plan). Accordingly, the size of the available RU Pool for Restricted Units in a given year will be a function of the total investment return provided to Trust Unitholders, the performance of Advantage relative to its peer group and the total Base Salaries (as defined in the Advantage RU Plan) of all Service Providers participating in the Advantage RU Plan.

The right to receive Trust Units pursuant to Restricted Units granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Advantage RU Plan, no assignment, sale, transfer, pledge or charge of a Restricted Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Units whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Units shall terminate and be of no further force or effect.

Unless otherwise: (i) provided in an agreement pertaining to a particular grant of Restricted Units; (ii) provided in any written employment agreement governing a Grantee’s role as a Service Provider; (iii) determined by the Board, taking into account such factors as are deemed appropriate, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)

Termination for cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Unit Award Agreements (as defined in the Advantage RU Plan) under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee.

(b)

Termination not for cause - If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Awards Agreement shall be as of the date such Grantee ceases to be a Service Provider, regardless of whether or not notice or reasonable notice was provided to the Grantee.

(c)

Voluntary Resignation - If a Grantee voluntarily ceases to be a Service Provider or retires for any reason other than such Grantee’s death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Trust Units under a Restricted Unit shall not be affected by a change of employment or term of office or appointment within or among the Trust or a Trust Affiliate (as defined in the Advantage RU Plan) so long as the Grantee continues to be a Service Provider.

(d)

Death - If a Grantee ceases to be a Service Provider as a result of such Grantee’s death, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date of such Grantee’s death.

For the periods from June 24, 2006 to December 31, 2006 and from January 1, 2007 to December 31, 2007, no Restricted Units were granted under the Advantage RU Plan.

The Advantage RU Plan provides for cumulative adjustments to the number of Trust Units to be issued pursuant to Restricted Units on each date that distributions are paid on the Trust Units by an amount equal to a fraction having as its numerator the amount of the distribution per Trust Unit and having as its denominator the fair market value of the Trust Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Trust Units on the Exchanges for the five (5) trading days on which the Trust Units traded immediately preceding such date.

In the event of a change in control of Advantage, as defined in the Advantage RU Plan, the vesting provisions attaching to the Restricted Units are accelerated and all unexercised Restricted Units will be issued immediately prior to the date upon which the change of control is completed.

Summary

The responsibility of the Corporation’s Chief Executive Officer is to provide direction and leadership in setting and achieving goals which will create value for the Trust’s unitholders. The combination of base salary, bonus, escrowed trust units and participation in the Advantage RU Plan (commencing in June, 2009 in respect of the Chief Executive Officer) provides incentive to the Chief Executive Officer and the Corporation’s other executive officers to strategically grow the Trust, with such growth to be reflected in the market price of the units of the Trust, thereby benefiting the executive officers and the unitholders of the Trust.

The foregoing report is respectfully submitted to Unitholders by the Human Resources, Compensation and Corporate Governance Committee:

Steven Sharpe (Chair)

Sheila O’Brien

Carol D. Pennycook

Rodger Tourigny

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2007. The only such plans in existence are the Advantage RU Plan and the Incentive Rights Plan described under the heading “Remuneration of Directors of AOG”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders
Advantage RU Plan	Nil	N/A	Nil
Incentive Rights Plan	150,000 Trust Units	$9.20	100,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	150,000 Trust Units	$9.20	100,000

PERFORMANCE CHART

The following graph illustrates changes from December 31, 2002 to December 31, 2007, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the TSX Composite Energy Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.(1)

	2002/12/31	2003/12/31	2004/12/31	2005/12/31	2006/12/31	2007/12/31
Advantage Energy Income Fund Unitholder Total Return	100	159	212	239	183	168
S&P/TSX Composite Index(2)	100	127	145	180	211	232
TSX Composite Energy Index(2)	100	125	163	266	282	306
S&P/TSX Capped Energy Trust Index(2)	100	146	191	285	275	284

Notes:

(1)	The Advantage Energy Income Fund Unitholder Return incorporates the actual cash distributions declared from December 31, 2002 to December 31, 2007 respectively.

(2)	Total Return

CORPORATE GOVERNANCE DISCLOSURE

General

The Trust has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of National Instrument 52-110 in respect of audit committees, Multilateral Instrument 52-109 in respect of certification of disclosure on issuer’s annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and National Instrument 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the “Guidelines”) have been considered.

As a Canadian issuer listed on the New York Stock Exchange (the “NYSE”), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, Advantage is only required to comply with four of the NYSE rules: 1) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; 2) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE rules; 3) submit an executed written affirmation to the NYSE on an annual basis and an executed interim written affirmation in the event of certain changes to the Audit Committee; and 4) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies listed on the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

Set out in Schedule “A” attached hereto is a description of the Trust’s corporate governance practices, which have been established with reference to the terms of the Trust Indenture. As a result of these contractual obligations and the structure of the Trust, in some cases compliance with the Guidelines is or could be inconsistent with the terms of the Trust Indenture and Shareholder Agreement. However, management and the Board of Directors of AOG believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines.

REMUNERATION OF DIRECTORS OF AOG

Effective August 11, 2006, the Chair of AOG is paid a flat fee annual retainer of $200,000, the Chair of the Audit Committee is paid a flat fee annual retainer of $125,000 and each of the other directors of AOG, with the exception of those who are employees of AOG, receive a flat fee annual retainer of $100,000 plus expenses of attending Board of Directors or committee meetings. In the fiscal period of the Trust ended December 31, 2007, a total of $790,577 in fees were paid to the independent directors of AOG. No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

In addition to the aforementioned fees, the independent directors of AOG historically received Trust Unit incentive rights (the “Rights”) pursuant to the Incentive Rights Plan. To date, 175,000 Rights were granted on August 16, 2002 and 225,000 Rights were granted on June 17, 2004 at Initial Exercise Prices of $11.38 per Trust Unit and $18.42 per Trust Unit, respectively, being the closing market price of the Trust Units on the TSX on the day prior to such grants.

The Incentive Rights Plan allows for the decrease in the exercise price of the Rights over time based upon distributions made by the Trust to Unitholders. While Rights are outstanding, the holder of the Rights is entitled to receive the benefit of such distributions by way of a decreased exercise price in amounts equal to the distributions made during such period (such decreased price being referred to as the “Revised Exercise Price”). The Incentive Rights Plan provides that the holder of the Rights may elect to exercise the Rights at the Initial Exercise Price or the Revised Exercise Price. A maximum of 500,000 Trust Units may be issued under the Incentive Rights Plan, of which 400,000 Rights have been issued to date. There are currently 150,000 Rights outstanding. As set forth above, in conjunction with the Management Internalization on June 23, 2006 it was determined that no further Rights would be issued pursuant to the Incentive Rights Plan.

In addition, members of the Board of Directors are eligible to receive Restricted Units pursuant to the Advantage RU Plan. The number of Restricted Units issuable pursuant to the Advantage RU Plan to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Trust Units. No Restricted Units were granted for the period ended December 31, 2007. See “Report on Executive Compensation Advantage Restricted Unit Incentive Plan”.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from any director or officer of AOG, any proposed director of AOG, any known associates and affiliates of the foregoing, or the Trustee or its affiliates to the Trust or AOG or their subsidiaries at any time during the year ended December 31, 2007.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except for the Management Internalization or as otherwise disclosed herein, there were no other material interests, direct or indirect, of directors or senior officers of AOG, nominees for director of AOG, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons in any transaction during 2007 or in any proposed transaction which has materially affected or would materially affect the Trust or AOG.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership or securities or otherwise, of any person who has been a director or executive officer of AOG since the beginning of the last financial year, any nominee for director of AOG, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as disclosed herein.

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust’s annual audited consolidated comparative financial statements for the year ended December 31, 2007 and the related management’s discussion and analysis. The Trust will provide, without charge to a unitholder, a copy of the latest annual information form, the 2007 annual report to unitholders containing comparative financial statements for 2007 together with the auditors’ report thereon and management’s discussion and analysis, interim financial statements for subsequent periods, and this information circular, upon request to the Vice President, Finance and Chief Financial Officer, Advantage Energy Income Fund, Suite 700, 400, 3 Avenue S.W., Calgary, Alberta T2P 4H2. If you wish, this information may also be accessed on our website (www.advantageincome.com).

SCHEDULE “A”

ADVANTAGE FORM 58-101F1 CORPORATE GOVERNANCE DISCLOSURE

GUIDELINES		COMMENTARY
1.	Board of Directors

(a)	Disclose the identity of directors who are independent.	John Howard, Ronald A. McIntosh, Steven Sharpe, Carol D. Pennycook, Rodger A. Tourigny, Stephen E. Balog and Sheila O’Brien are all independent within the meaning of NI 58-101.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Gary Bourgeois is not independent as he is the Vice President, Corporate Development. Kelly Drader is not independent as he is the Chief Executive Officer. Andy Mah is not independent as he is the President and Chief Operating Officer.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

During the most recently completed financial year, there were 10 directors in total, seven of whom are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Name of Director	Name of Other Reporting Issuer

		Stephen E. Balog	N/A
		Gary Bourgeois	N/A
		Kelly Drader	N/A
		John Howard	N/A
		Andy Mah	N/A
		Ronald McIntosh	North American Energy Partners Inc.
		Sheila O’Brien	Transforce Income Fund Gildan Activewear Inc. MaRS Discovery District
		Carol D. Pennycook	N/A
		Steven Shape	N/A

		Rodger Tourigny	Burmis Energy Inc.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled in camera sessions, without non independent directors and members of management present either before or after each meeting of the board and otherwise as required. During 2007, 11 of such meetings were held.

GUIDELINES	COMMENTARY
(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The chair of the board (the “Chair”), Steven Sharpe, is an independent director within the meaning of NI 58-101, and has the following role and responsibilities:

The Chair shall, when present, preside at all meetings of the board and, unless otherwise determined by the directors, at all meetings of shareholders.

The Chair shall endeavour to provide overall leadership to the board without limiting the principle of collective responsibility and the ability of the board to function as a unit.

To the extent that is reasonably practicable, to provide advice, counsel and mentorship to the CEO, Committee Chairs, and fellow directors.

The Chair shall be responsible to ensure that board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances. In this connection, it is recommended that the Chair attempt to ensure that the individual director’s particular knowledge and competence are used as best is possible in the board work for the benefit of the Corporation. The Chair shall endeavour to encourage full participation and discussion by individual directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded.

The Chair shall endeavour to ensure that the board’s deliberations take place when all of the directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the directors are present.

The Chair shall encourage board members to ask questions and express view points during meetings.

The Chair shall deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

The Chair shall endeavour to ensure that the independent members of the board meet in separate, regularly scheduled, non management closed sessions with internal personnel or outside advisors, as needed or appropriate.

The Chair shall endeavour to establish a line of communication with a Chief Executive Officer of the Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

The Chair shall endeavour to fulfill his or her board leadership responsibilities in a manner that will ensure that the board is able to function independently of management. The Chair shall consider, and provide for meetings of all of the independent directors without management being present. The Chair shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

GUIDELINES		COMMENTARY

The Chair shall endeavour to ensure that the board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the unitholders meet at least once annually and as many additional times as required by law.

With respect to meetings of directors or shareholders, it is the duty of the Chair to enforce the Rules of Order. The Chair shall liaise with the Corporate Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all board and shareholder meetings and shall also liaise with the Committee Chairs, other directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting.

The Chair shall endeavour to:

•        ensure that the boundaries between the board and Management responsibilities are clearly understood and respected and that relationships between the board and Management are conducted in a professional and constructive manner;

• facilitate effective communication between directors and Management, both inside and outside of board meetings;

•        actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the board, board Committees, all individual directors, committees chairs (other than the Board Chair or any committee upon which the Board Chair sits as the Chair) and CEO;

• when appropriate, assist directors in their transition from the board and to support the orientation of new directors and the continuing education of current directors; and

•        to ensure that an annual performance evaluation of the Board Chair (and any committee upon which the Board Chair sits as the Chair) is conducted, soliciting input from all directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the board from time to time.

(g)	Disclose the attendance record of each directors for all board meetings held since the beginning of the issuer’s most recently completed financial year.

There were a total of 16 board of directors meetings held between January 1, 2007 and May 15, 2008. The attendance record of each director is as follows:

Stephen Balog attended 100% of the meetings (10 out of 10 since being appointed as a director). (1)

Gary F. Bourgeois attended 81% of the meetings (13 out of 16).

Kelly I. Drader attended 100% of the meetings (16 out of 16).

John Howard attended 94% of the meetings (15 out of 16).

Andy Mah attended 100% of the meetings (16 out of 16).

GUIDELINES		COMMENTARY
Ronald A. McIntosh attended 94% of the meetings (15 out of 16).

Sheila O’Brien attended 77% of the meetings (10 out of 13 since being appointed as a director)(2)

Carol D. Pennycook attended 94% of the meetings (15 out of 16).

Steven Sharpe attended 100% of the meetings (16 out of 16).

Rodger A. Tourigny attended 94% of the meetings (15 out of 16).

Notes: (1) Mr. Balog was appointed a director of AOG on August 16, 2007. (2) Ms. O’Brien was appointed a director of AOG on March 21, 2007.

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the board is available for review of SEDAR at www.sedar.com under Advantage’s profile.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has developed written position descriptions for the chair of the board and chair of each committee of the board.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board and the CEO have developed a written position description for the CEO.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The board provides new directors with access to all background documents of the Trust, including all corporate records and prior board materials. New board members are offered access to all officers of the Trust for orientation of new members as to the nature and operations of the business.

GUIDELINES		COMMENTARY
(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Trust will consider any request for it to pay for any education courses for any members of the board relating to corporate governance or financial literacy. In addition, management of the Trust is available to members of the board to discuss operational and other matters.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The board has adopted a written Code of Business Conduct and Ethics and Code of Ethics for Senior Officers.

(i)	disclose how a person or company may obtain a copy of the code;	The Code of Business Conduct and Ethics and Code of Ethics for Senior Officers, are located on SEDAR at www.sedar.com and is available on our website at www.advantageincome.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The board monitors compliance with the code by requiring periodic reporting by its senior officers as to their compliance with the code (and the board requests immediate notification of any departures from the code). The “whistleblower” policy provides a procedure for the submission of information by any employee relating to possible violations of the code.

(iii)

provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed pertaining to any departures from the code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Due to the fact that the Corporation has a Code of Conduct, a reporting process pursuant to such Code of Conduct, a Board Mandate and Terms of Reference for the Human Resources, Compensation and Corporate Governance Committee, the Corporation sees no need for additional steps at this time.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for board nomination having regard to the strengths and constitution of the board members and their perception of the needs of the Trust.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent directors.

GUIDELINES		COMMENTARY
(c)	If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for board nomination having regard to the strengths and constitution of the board members and their perception of the needs of the Trust. This committee has the authority to hire experts and advisors, including executive search firms, if required.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Human Resources, Compensation and Corporate Governance Committee conducts a review of directors’ and officers’ compensation having regard to the Trust’s peers, various governance reports on current trends in directors’ compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the Trust.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources, Compensation and Corporate Governance Committee was constituted to assist the board in meeting their responsibilities by

(a) reviewing and reporting to the board of directors concerning the overall compensation program and philosophy;

(b)    reviewing and recommending to the board of directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the chief executive officer;

(c)    reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and either, as a Committee or together with the independent directors (as determined by the board) determine and approve the CEO’s compensation based on this evaluation;

(d)    making recommendations to the board of directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;

(e) reviewing the adequacy and form of compensation to the directors ensuring it realistically reflects their responsibilities and risk; make recommendations to the board of directors;

(f) reviewing and evaluating management’s recommendations as to the allocation of Restricted Units under the Advantage RU Plan and formulate a recommendation to the board of directors for approval;

(g)    reviewing annually and recommending for approval to the board of directors the executive compensation disclosure and “Report on Executive Compensation” disclosure of the Corporation in the Trust’s information circular;

GUIDELINES		COMMENTARY
(h) reviewing annually the Committee’s Terms of Reference;

(i) administering the Trust Unit Incentive Rights Plan, the Advantage RU Plan and any other incentive plans implemented by the Corporation, in accordance with their respective terms; and

(j) producing a report on executive officer compensation on an annual basis.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Mercer was retained as compensation consultants in 2006 to provide advice in respect of the Advantage RU Plan.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Human Resources, Compensation and Corporate Governance Committee Members. Rodger Tourigny, Ms. Sheila O’Brien, Ms. Carol Pennycook and Steven Sharpe, all of whom are independent directors.

The Human Resources, Compensation and Corporate Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Trust’s approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. The compensation mandate of the Human Resources, Compensation and Corporate Governance Committee is disclosed in Item 7 “Compensation” above. The human resources mandate of the committee is disclosed in Item 6 “Nomination of Directors” above. The effectiveness of individual board members and the board is reviewed through a yearly self assessment and inquiry questionnaire.

There were 4 meetings of the committee in 2007.

Independent Reserve Evaluation Committee Members: Ronald McIntosh, Stephen Balog and John Howard, all of whom are independent directors.

The Independent Reserve Evaluation Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve audit approach and costs of the independent engineering firm that performs Advantage’s reserve audit and to review the annual independent engineering report. The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51 101. The committee also reviews any other oil and gas reserve report prior to release by the Trust to the public and reviews all of the disclosure in the Annual Information Form related to the oil and gas activities of the Trust.

There were 2 meetings of the committee in 2007.

GUIDELINES	COMMENTARY
9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The effectiveness of the board, its committees on the individual board members is reviewed through a yearly self assessment and inquiry questionnaire.

SCHEDULE “B”

ADVANTAGE ENERGY INCOME FUND

RESTRICTED UNIT INCENTIVE PLAN

ADVANTAGE ENERGY INCOME FUND

Restricted Unit Incentive Plan

1.	The Plan

A Restricted Unit Incentive plan (the “Plan”) pursuant to which restricted units (“Restricted Units”) may be granted to the officers, employees and directors of Advantage Energy Income Fund (the “Trust”) or any of its subsidiaries, including Advantage Oil & Gas Ltd. (the “Corporation”), is hereby established on the terms and conditions herein set forth. This Plan is a full-value unit plan using the value of trust units of the Trust (the “Trust Units”) as the basis for the Restricted Units.

2.	Purposes

The principal purposes of this Plan are as follows:

(a)	to retain and attract qualified officers, employees and directors that the Trust and the Trust Affiliates require;

(b)

to promote a proprietary interest in the Trust by such officers, employees and directors, and to encourage such individuals to remain in the employ or service of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the business of the Trust;

(c)	to reward and encourage performance of certain officers, employees and directors; and

(d)	to focus officers, employees and directors of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

3.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)

“Adjustment Ratio” means, with respect to any Restricted Unit, the ratio used to adjust the number of Trust Units to be issued on the applicable Issue Date(s) pertaining to such Restricted Unit determined in accordance with the terms of this Plan; and, in respect of each Restricted Unit, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Fair Market Value of the Trust Units on the Distribution Payment Date;

(b)

“Base Salaries” means the aggregate annualized amount paid to eligible Service Providers consisting of all base salaries paid to employees (excluding variable compensation) and directors fees paid to directors for the applicable Return Period;

(c)	“Board” means the board of directors of the Corporation as it may be constituted from time to time;

(d)

“Change of Business Structure” means (i) any bona fide reorganization transaction pursuant to which the Unitholders of the Trust exchange their Trust Units for the securities of another entity, whether affiliated with the Trust or not, pursuant to which the Unitholders retain voting securities comprising 70% or more of the outstanding voting securities of the resulting entity; or (ii) such other similar transaction which the Board, in its sole discretion, determines to be a Change of Business Structure for the purposes of the Plan;

(e)	“Change of Control” means:

(i)

the acceptance and sale by the Unitholders or holders of voting shares of the Corporation, representing in the aggregate more than fifty (50%) percent of all issued and outstanding Trust Units or voting shares of the Corporation, as the case may be, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Trust Units or voting shares of the Corporation; or

(ii)

the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Trust Units or shares of the Corporation acquired), directly or indirectly, of the beneficial ownership of such number of Trust Units or shares of the Corporation or rights to Trust Units or voting shares of the Corporation, which together with such person’s then owned Trust Units or voting shares and rights to acquire Trust Units or voting shares, if any, represent (assuming the full exercise of such rights to acquire Trust Units or voting shares) more than fifty (50%) percent of the combined voting rights of the Trust Units or the Corporation’s then outstanding voting shares, together with the Trust Units or voting shares that would be outstanding on the full exercise of the rights to acquire Trust Units or voting shares and such person’s previously owned rights to acquire Trust Units or voting shares; or

(iii)

the closing of a transaction whereby either the Trust or the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Unitholders or shareholders of the Corporation prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv)

the passing of a resolution by the Board, or Unitholders or shareholders of the Corporation to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(v)

individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi)	the sale by either the Trust or the Corporation of all or substantially all of its respective assets; or

(vii)	the termination of the Trust;

provided in respect of each transaction or action set forth in subsections 3(e)(i) to (vii), inclusive, such transaction or action will be deemed not to be a Change of Control if such transaction or action is also a Change of Business Structure;

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(f)

“Committee” has the meaning set forth in Section 4 hereof provided that if the Compensation or another committee is not appointed or authorized to administer this Plan by the Board, all references in this Plan to the Committee will be deemed to be references to the Board;

(g)	“Corporation” means Advantage Oil & Gas Ltd.;

(h)	“Distribution” means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

(i)	“Distribution Payment Date” means any date that a Distribution is distributed to Unitholders;

(j)	“Distribution Record Date” means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(k)	“Effective Date” has the meaning ascribed thereto in Section 18 hereof;

(l)	“Exchanges” means the TSX and the NYSE, or such other stock exchanges on which the Trust Units are then listed and posted for trading from time to time;

(m)

“Fair Market Value” with respect to a Trust Unit, as at any date means the weighted average of the prices at which the Trust Units traded on the Exchanges (or, if the Trust Units are not then listed and posted for trading on the Exchanges, on such stock exchange on which the Trust Units are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Trust Units traded on such Exchanges immediately preceding such date (with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day). In the event that the Trust Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Trust Units as determined by the Board in its discretion, acting reasonably and in good faith;

(n)

“Grant Date” means on or prior to January 15 in respect of the immediately prior Return Period, except in the case of a Change of Control or a Change of Business Structure, in which case the Grant Date will be the date of the Change of Control or Change of Business Structure, as applicable;

(o)	“Grantee” has the meaning set forth in Section 5 hereof;

(p)	“Issue Date” means, with respect to any Restricted Unit, the date upon which Trust Units awarded thereunder shall be issued to the Grantee of such Restricted Unit;

(q)	“Market Capitalization” means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

(r)	“Mercer” means Mercer Human Resource Consulting, independent compensation consultants or such other compensation consultants as determined from time to time by the Committee;

(s)	“Noon Buying Rate” means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York;

(t)	“Notice Date” has the meaning set forth in Section 7(d)(ii) hereof;

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(u)	“NYSE” means the New York Stock Exchange;

(v)

“Participation Factor” means the Service Provider Participation Percentage multiplied by the sum of (i) 2/3 X the Total Return Percentage; and (ii) 1/3 X the Total Return Percentage X the Peer Group Factor for the Return Period as determined by the Committee;

(w)	“Peer Group” means, generally, comparable public Canadian oil and gas issuers that are trusts and competitors of the Trust and which shall be determined from time to time by the Committee;

(x)	“Peer Group Factor” means the multiplier determined based on the Percentile Rank as outlined in Schedule “1” attached hereto and having a minimum multiplier of 0.4 and a maximum multiplier of 1.6;

(y)

“Percentile Rank” means, at any time when used to determine the Peer Group Factor applicable to adjust the number of Restricted Units available for grant for the next Return Period, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units of members of the Peer Group over the previous Return Period;

(z)

“Restricted Unit” means an award of Trust Units under this Plan designated as a “Restricted Unit” in the Unit Award Agreement pertaining thereto, which Trust Units shall be issued on the Issue Date(s) determined in accordance with Section 7(b)(i) hereof, subject to adjustment pursuant to the provisions of such Section 7(b)(i);

(aa)

“Return Period” means the period for which the number of Restricted Units eligible for granting is calculated; which period shall be a calendar year, except (i) for the year ended December 31, 2006, in which case the Return Period shall commence on the Effective Date; and (ii) in the case of a calendar year in which a Change of Control occurs or a Change of Business Structure occurs, in which case the Return Period will commence at the beginning of that calendar year and end ten (10) trading days prior to the date of the Change of Control or Change of Business Structure, as applicable;

(bb)	“RU Pool” means, subject to Section 6(a), for a given Return Period, the Market Capitalization for the Return Period multiplied by the Participation Factor;

(cc)	“Service Provider” has the meaning set forth in Section 5 hereof;

(dd)

“Service Provider Participation Percentage” means the percentage determined by the Board at the beginning of each Return Period with the initial Service Provider Participation Percentage being set at 2.5%;

(ee)	“Settlement Amount” has the meaning set forth in Section 7(c) hereof;

(ff)

“Total Return Percentage” means the rate of return percentage to a holder of a Trust Unit for a particular Return Period based on the difference between the Unit Market Price at the beginning and end of the Return Period plus the cash distributions per Trust Unit divided by the Unit Market Price at the beginning of the Return Period, provided that such rate of return, for the purposes of calculating the RU Pool, cannot exceed 32.5%;

(gg)

“Total Unitholder Return” means, with respect to any period, the total return to Unitholders on the Trust Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Trust Units on the Exchanges over such period;

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(hh)	“Trust” means Advantage Energy Income Fund;

(ii)

“Trust Affiliate” means a corporation, partnership or trust that is affiliated with the Corporation or the Trust (within the meaning of the Securities Act (Alberta)) and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of securities;

(jj)	“Trust Units” means trust units of the Trust;

(kk)	“TSX” means the Toronto Stock Exchange;

(ll)	“Unit Award Agreement” has the meaning set forth in Section 7 hereof; and

(mm)

“Unit Market Price” of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the seven (7) consecutive trading days immediately preceding such date and the seven (7) consecutive trading days from and including such date, on the TSX and the NYSE (with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day) or, if on such date the Trust Units are not listed on the TSX or the NYSE, on the principal stock exchanges upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the Board of Directors.

(nn)	“Unitholder” means a holder of Trust Units.

4.	Administration

This Plan shall be administered by the Human Resources, Compensation and Corporate Governance Committee of the Board or such other committee as the Board considers appropriate (the “Committee”).

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a)	the authority to make grants of Restricted Units;

(b)	to determine the Fair Market Value of the Trust Units on any date;

(c)	to determine the Service Providers to whom Restricted Units shall be granted;

(d)	to determine the number of Trust Units to be covered by each Restricted Unit;

(e)	to determine members of the Peer Group from time to time;

(f)	to determine the Total Unitholder Return of the Trust and the Peer Group at any time;

(g)	to prescribe, amend and rescind rules and regulations relating to this Plan;

(h)	to interpret this Plan;

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(i)	to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with grants of Restricted Units;

(j)	to recommend to the Board the acceleration of the Issue Date for all or any Restricted Units; and

(k)	to make all other determinations deemed necessary or advisable for the administration of this Plan.

The determinations of the Committee shall be subject to review and approval by the Board. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under this Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve the grant of a Restricted Unit in any year shall not require the Committee to approve the grant of a Restricted Unit to any Service Provider in any other year; nor shall the Committee’s decision with respect to the size or terms and conditions of a Restricted Unit in any year require it to approve the grant of Restricted Units of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of Restricted Units to any Service Provider solely because such Service Provider may previously have been granted Restricted Units under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate. No Service Provider has any claim or right to be granted Restricted Units.

5.	Eligibility and Award Determination

Restricted Units may be granted only to persons, who are officers, employees or directors of the Trust or any Trust Affiliates (collectively, “Service Providers”); provided, however, that the participation of a Service Provider in this Plan is voluntary. In determining the Service Providers to whom Restricted Units may be granted (“Grantees”) and the number of Restricted Units to be covered by each grant, the Committee may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)	recommendations of management as to the appropriate allocations of Restricted Units to eligible Grantees;

(d)	the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e)	any cash bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust; and

(f)	such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of this Plan.

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6.	Reservation of Trust Units

(a)

Maximum Trust Units Available under the Plan - Subject to Sections 7(b)(i)(2), 7(b)(ii) and 9 of this Plan, the number of Trust Units reserved for issuance from time to time pursuant to Restricted Units shall not exceed a number of Trust Units equal to 5% of the issued and outstanding Trust Units from time to time. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the unitholders of the Trust.

(b)

Reloading of Restricted Units - If any Restricted Units granted under this Plan shall expire, terminate or be cancelled for any reason without the Trust Units issuable thereunder having been issued in full or if any Trust Units are issued pursuant to any Restricted Units granted under this Plan, any such Trust Units shall be available for the purposes of the granting of further Restricted Units under this Plan. The “reloading” of Restricted Units as described in TSX Staff Notice #2004-0002 is permitted under the Plan.

(c)

Maximum Restricted Units Available for Grant - Subject to Sections 6(a) and 7(a), the number of Restricted Units eligible for grant for any applicable Return Period shall be equal to the lesser of: (i) RU Pool calculated based on the immediately prior Return Period; or (ii) 175% of the Base Salaries of all Service Providers participating in the Plan, in each case divided by the Unit Market Price at the end of the applicable Return Period;

(d)

Discretionary Restricted Units Available for Grant - Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Unitholder Return is equal to or less than zero, but the Trust has a Percentile Rank for the particular Return Period that is in the top 1/3 of the Peer Group, the Committee shall have discretion to establish an RU Pool based upon Mercer’s P50 category. Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Unitholder Return is equal to or less than zero, but the Trust has a Percentile Rank for the particular Return Period that is in the middle 1/3 of the Peer Group, the Committee shall have discretion to establish an RU Pool based upon Mercer’s P25 category.

7.	Terms and Conditions of Grants of Restricted Units

Each grant of Restricted Units shall be subject to the terms and conditions of this Plan and evidenced by a written agreement between the Trust and the Grantee (a “Unit Award Agreement”), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee or the Board, in its discretion, shall establish):

(a)

Number and Type of Trust Units - The Committee shall determine the number of Restricted Units to be granted to a Grantee in accordance with the provisions set forth in Section 5 of this Plan and shall designate such award as a “Restricted Unit” in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Restricted Units which, together with all Restricted Units then held by such Grantee, would entitle such Grantee to receive a number of Trust Units which is greater than 5% of the outstanding Trust Units, calculated on an undiluted basis. In addition: (i) the number of Trust Units issuable to insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units. For this purpose, “insiders” and “security based compensation arrangements” have the meanings ascribed thereto in Part VI of the

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Company Manual of the TSX. The number of Trust Units issuable pursuant to this Plan to a director of the Corporation who is not an officer or employee of the Trust or a Trust Affiliate will be limited to a maximum of 0.5% of the issued and outstanding Trust Units.

(b)	Issue Dates and Adjustment of Restricted Units

(i)	Restricted Units - Subject to Section 7(d) hereunder, with respect to any Restricted Unit, the Issue Dates for the issuance of Trust Units thereunder shall be as follows:

(A)	as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the Grant Date;

(B)	as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the first anniversary of the Grant Date; and

(C)	as to the remaining one-third of the Trust Units awarded pursuant to such Restricted Unit, on the second anniversary of the Grant Date;

provided, however, that:

(1)

in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 7(b)(i), the Issue Date for all Trust Units awarded pursuant to such Restricted Unit that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

(2)

immediately prior to each Issue Date, the number of Trust Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Unit.

(ii)

Board Discretion to Accelerate the Issue Date or Require Escrow - Notwithstanding any other provision of this Plan, the Board may, in its sole discretion: (A) accelerate the Issue Date for all or any Restricted Units at any time and from time to time; and/or (B) in the case of a Change of Business Structure, require the Grantees to deposit into escrow any securities received or to be received upon exchange of Restricted Units or Trust Units received by the Grantees under the Plan, on such terms and conditions as are prescribed by the Board from time to time.

(c)

Surrender of Restricted Units - At any time when the Trust Units are listed and posted for trading on the Exchange, a Grantee may elect on any Issue Date pertaining to a Restricted Unit, subject to the consent of the Trust, that the Trust pay an amount in cash equal to the aggregate current market value of the Trust Units (as adjusted in accordance with the relevant provisions set forth in Section 7(b) and based on the closing price of the Trust Units on the TSX on the trading day immediately preceding such Issue Date) (the “Settlement Amount”) in consideration for the surrender by the Grantee to the Trust of the right to receive Trust Units under such Restricted Unit. Following such election and the acceptance thereof by the Trust, the Trust shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement

8

Amount (subject to Section 10 hereof) and sent by pre-paid mail or delivered to the Grantee. The Trust and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Trust Units in which case the number of Trust Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchanges or from the Trust, as an issuance of treasury Trust Units, or a combination thereof; provided, however, that the aggregate number of Trust Units that may be so acquired on the Exchanges within any 12 month period shall not exceed 5% of the issued and outstanding Trust Units as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 10 hereof.

(d)

Termination of Relationship as Service Provider - Unless otherwise: (i) provided in a Unit Award Agreement pertaining to a particular grant of Restricted Units; (ii) provided in any written employment agreement governing a Grantee’s role as a Service Provider; (iii) determined by the Board, taking into account such factors as are deemed appropriate, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i)

Termination for cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee.

(ii)

Termination not for cause - If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Awards Agreement shall be as of the date such Grantee ceases to be a Service Provider, regardless of whether or not notice or reasonable notice was provided to the Grantee.

(iii)

Voluntary Resignation - If a Grantee voluntarily ceases to be a Service Provider or retires for any reason other than such Grantee’s death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Trust Units under a Restricted Unit shall not be affected by a change of employment or term of office or appointment within or among the Trust or a Trust Affiliate so long as the Grantee continues to be a Service Provider.

(iv)

Death - If a Grantee ceases to be a Service Provider as a result of such Grantee’s death, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date of such Grantee’s death.

8.	Rights as a Unitholder

Until the Trust Units granted pursuant to any Restricted Units have been issued in accordance with the terms of this Plan, the Grantee to whom such Restricted Units has been made shall not possess any incidents of ownership of such Trust Units including, for greater certainty and without limitation, the right to receive Distributions on such Trust Units and the right to exercise voting rights in respect of such Trust Units. Such Grantee shall only be considered a Unitholder in respect of such Trust Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

9

9.	Effect of Certain Changes

In the event:

(a)	of any change in the Trust Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b)	that any rights are granted to Unitholders to purchase Trust Units at prices substantially below Fair Market Value; or

(c)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Trust Units are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to this Plan, to any Restricted Units and to any Unit Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

10.	Withholding Taxes

When a Grantee or other person becomes entitled to receive Trust Units under, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee or such other person to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Grantee of cash payment to the Trust in an amount less than or equal to the total withholding tax obligation; or

(b)

the withholding by the Corporation or the Trust, as the case may be, from the Trust Units otherwise due to the Grantee such number of Trust Units having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c)

the withholding by the Corporation or the Trust, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Trust Units so withheld is sufficient to satisfy the total withholding tax obligation.

11.	Non-Transferability

Subject to Section 7(d)(v), the right to receive Trust Units pursuant to Restricted Units granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Units whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Units shall terminate and be of no further force or effect.

10

12.	Amendment and Termination of Plan

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of this Plan, in each case, by resolution of the Board and without approval of the Unitholders; provided however that the Plan may not be amended without Unitholder approval in the case of the following amendments: (A) an amendment to the Plan to increase the percentage of Trust Units reserved for issuance pursuant to Restricted Units in excess of the 5% limit currently prescribed; or (B) to amend the amending provision of the Plan. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchanges. Any amendment to this Plan shall take effect only with respect to Restricted Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units with the mutual consent of the Corporation and the Service Providers to whom such Restricted Units have been made.

13.	Compliance with Legal Requirements

The Trust shall not be obliged to issue any Trust Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Trust Units under any Restricted Units as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Trust Units in compliance with applicable laws, rules and regulations. The Trust shall not be required to qualify for resale pursuant to a prospectus or similar document any Trust Units awarded under this Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of Restricted Units hereunder in accordance with any such requirements.

14.	No Right to Continued Employment

Nothing in this Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in this Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee’s employment or service arrangement with the Trust or any Trust Affiliate.

15.	Ceasing to be a Trust Affiliate

Except as otherwise provided in this Plan, Restricted Units granted under this Plan shall not be affected by any change in the relationship between or ownership of the Corporation and a Trust Affiliate. For greater certainty, all Restricted Units remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

16.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

17.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

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18.	Effective Date

Subject to the approval of the unitholders of the Trust, this Plan shall take effect on the effective date of the Plan of Arrangement (the “Effective Date”) involving, among other parties, the Trust, the Corporation, Ketch Resources Trust and Ketch Resources Ltd., and upon the acceptance of the Plan by the TSX and the NYSE (to the extent required) and any other relevant regulatory authority.

Last Amended June 27, 2008.

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SCHEDULE 1

PEER GROUP FACTOR

Percentile Ranking				Multiplier
Less than	33.333%			0.40
Greater than or = to	33.333%	Less than	37.037%	0.52
Greater than or = to	37.037%	Less than	40.741%	0.64
Greater than or = to	40.741%	Less than	44.444%	0.76
Greater than or = to	44.444%	Less than	48.148%	0.88
Greater than or = to	48.148%	Less than	51.852%	1.00
Greater than or = to	51.852%	Less than	55.556%	1.12
Greater than or = to	55.556%	Less than	59.259%	1.24
Greater than or = to	59.259%	Less than	62.963%	1.36
Greater than or = to	62.963%	Less than	66.667%	1.48
Greater than or = to	66.667%			1.60

SCHEDULE “C”

CHANGE OF AUDITOR REPORTING PACKAGE

Petro-Canada Centre, West Tower

3100, 150 - 6th Avenue SW

Calgary, Alberta T2P 3Y7

T: 403.261-8810     F: 403.262.0723

www.advantageincome.com

TO:	The Securities Commission or Similar Regulatory Authority in each of the Provinces of Canada
PricewaterhouseCoopers LLP
KPMG LLP

Re:	Notice of Change of Auditor – National Instrument 51-102

Please be advised that KPMG LLP was asked to tender its resignation, and subsequently tendered said resignation (the “Resignation”), as the auditor of Advantage Energy Income Fund (the “Trust”) effective September 11, 2007 (the “Resignation Date”). PricewaterhouseCoopers LLP has been appointed as the successor auditor of the Trust effective as of the Resignation Date for the unexpired period of KPMG LLP’s term.

In this regard, the Trust advises that:

(a)

the Resignation and the recommendation to appoint PricewaterhouseCoopers LLP as the Trust’s successor auditor was considered and approved by the independent members of the board of directors of Advantage Oil & Gas Ltd;

(b)

there have been no reservations contained in the auditor’s reports issued in respect of any of the Trust’s completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and which precedes the Resignation Date; and

(c)

in the opinion of the Trust, no “reportable events” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) have occurred in connection with the audits of any of the Trust’s completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an audit report was issued and which precedes the Resignation Date.

The Trust hereby requests that KPMG LLP and PricewaterhouseCoopers LLP respond to this Notice by letter addressed to the relevant securities administrators in accordance with National Instrument 51-102 – Continuous Disclosure Obligations.

DATED this 18th day of September, 2007.

ADVANTAGE ENERGY INCOME FUND By: Advantage Oil & Gas Ltd.

Per:	/s/ Peter A. Hanrahan
Peter A. Hanrahan Vice President, Finance and Chief Financial Officer

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700-205 5 Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

September 18, 2007

The Securities Commission, or similar

Regulatory Authority in each of the Provinces of Canada

Dear Sirs/Mesdames:

Re:	Advantage Energy Income Fund
Notice of Change of Auditor dated September 18, 2007

Pursuant to National Instrument 51-102, we have read the Notice of change of auditor noted above and confirm our agreement with the information contained in the Notice.

Yours very truly,

Chartered Accountants

cc

The Board of Directors

Advantage Energy Income Fund

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP

PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
September 26, 2007	Facsimile+1 (403) 781 1825

To:	The Securities Commission or
Similar Regulatory Authority in each of the Provinces of Canada.

We have read the statements made by Advantage Energy Income Fund in the attached copy of Change of Auditor Notice dated September 18, 2007, which we understand will be filed pursuant to Section 4.11 of the national Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated September 18, 2007.

Yours truly,

Chartered Accountants

Calgary, AB

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.